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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 ---------------

                               Best Software, Inc.
                            (Name of Subject Company)

                            Bobcat Acquisition Corp.
                               The Sage Group plc
                                    (Bidders)
                                 ---------------

                           Common Stock, no par value
                         (Title of Class of Securities)
                                 ---------------

                                    000865791
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                   PAUL WALKER
                                 CHIEF EXECUTIVE
                               THE SAGE GROUP PLC
                                   SAGE HOUSE
                                   BENTON PARK
                               NEWCASTLE UPON TYNE
                                 ENGLAND NE7 7LZ

                                 (191) 255-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                    COPY TO:

                             RONALD C. BARUSCH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            1440 NEW YORK AVENUE, NW
                             WASHINGTON, D. C. 20005
                                 (202) 371-7000

         This Amendment No. 1 amends and supplements the Tender Offer statement on Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on January 14, 2000, by Bobcat Acquisition Corp. (the "Purchaser") and The Sage Group plc ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, no par value (the "Common Stock") of Best Software, Inc., a Virginia corporation (the "Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(2). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1/13D.

ITEM 10.     ADDITIONAL INFORMATION.

          (c) On February 3, 2000, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Merger and the Offer expired. In addition, on February 2, 2000, Parent received clearance from the German Federal Cartel Office for the acquisition of the Company.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000

                                        BOBCAT ACQUISITION CORP.


                                        By:  /s/ Paul Walker
                                             -----------------------------------
                                             Name:  Paul Walker
                                             Title: President

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2000

                                        THE SAGE GROUP PLC


                                        By:  /s/ Paul Walker
                                             -----------------------------------
                                             Name:  Paul Walker
                                             Title: Chief Executive